UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 22, 2009

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

CEO Compensation Matters

On March 11, 2009, the Compensation Committee (the “Committee”) of the board of directors (the “Board”) of CDC Corporation (the “Company”) reviewed and approved revised individual goals and objectives relevant to the compensation of the
Corporation’s chief executive officer, resulting in an amendment (the
“Amendment”) of that certain Amended and Restated Executive Services (CEO)
Agreement dated as of December 19, 2008 by and between an affiliate of the
Company and Asia Pacific Online Limited (the “Executive Services Agreement”).
The Amendment provides that the first $350,000 bonus payout set forth under the fourth bullet in Section 4.2 of the Executive Services Agreement would be split into two milestones as follows: (i) a cash bonus of $175,000 upon the achievement of at least $18.7 million in savings of interest charges that would otherwise have been payable to non affiliates as a result of purchases by the
Company or its affiliates of its 3.75% Convertible Exchangeable Debentures due
2011 (the “Notes”), and (ii) another payment of $175,000 upon the successful achievement of the payment, modification or discharge, outside of any proceeding seeking or obtaining protection against creditors, of the entire $168 million principal balance of Notes effective prior to November 10, 2009, such that the
Holder Redemption Put Right (as defined in the Notes) is avoided or eliminated.

On March 12, 2009, the Company made a cash payment of $175,000 to the Company’s
Chief Executive Officer, Mr. Peter Yip, as payment against the revised performance milestone described above in connection with the Company’s previously-announced purchase of an aggregate of approximately 36.6% of its
Notes from non-affiliate Note holders at an aggregate price below par.

Furthermore, on April 19, 2009, the Board approved the payment of, and Mr. Yip subsequently received, a one-time cash bonus of $150,000 relating to corporate performance for the fourth quarter and year ended December 31, 2008.

A copy of the Amendment is attached as Exhibit 1.01 hereto.  The description of the Amendment contained herein, is qualified in its entirety by reference to such document.

Exhibit Description

1.01 First Amendment to Amended and Restated Executive Services (CEO)
        Agreement

1.02    Press release dated April 22, 2009
        CDC Corporation Announces Additional Agreements for Purchase of
        Approximately $36.8 Million in Principal Amount of Convertible Notes
        Below Par Value – Closing to Result in Approximately 74 Percent of
        Notes Purchased

1.03    Press release dated April 28, 2009
        European Sugar Producer Implements CDC Software’s CDC Factory Solution
        to Minimize Impact of Global Recessionary Conditions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: April 30, 2009	By:	/s/ Peter Yip
	Name:	Peter Yip
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.01	First Amendment to Amended and Restated Executive Services (CEO) Agreement
1.02	Press release dated April 22, 2009 -- CDC Corporation Announces Additional Agreements for Purchase of Approximately $36.8 Million in Principal Amount of Convertible Notes Below Par Value – Closing to Result in Approximately 74 Percent of Notes Purchased
1.03	Press release dated April 28, 2009 -- European Sugar Producer Implements CDC Software’s CDC Factory Solution to Minimize Impact of Global Recessionary Conditions